EXHIBIT 10.1

SHARE PURCHASE AGREEMENT

by and among

BCP NZ, LLC

and

Michael Gurcke

as “Sellers”

and

Royalwolf NZ Acquisition Co. Limited

as “Purchaser”

Dated as of 1 May 2008

TABLE OF CONTENTS
(Not part of this Agreement)
Page

ARTICLE I. PURCHASE AND SALE		1

1.01	Purchase and Sale of Shares.	1
1.02	Purchase Price.	1
1.03	Closing.	2
1.04	Deliveries.	2
1.05	Discharge of Obligations.	2

ARTICLE II. WARRANTIES OF SELLERS		2

2.01	Organization of Sellers; Authority and Binding Effect.	3
2.02	Organization of the Subject Company.	3
2.03	Capitalization; Ownership of Shares.	4
2.04	No Violations.	4
2.05	Consents and Approvals.	4
2.06	Financial Statements.	4
2.07	Absence of Changes.	5
2.08	Ownership, Possession and Sufficiency of Assets.	6
2.09	Litigation.	7
2.10	Compliance With Law; Permits.	7
2.11	Environmental Matters.	7
2.12	Brokers and Finders.	8
2.13	Contracts.	8
2.14	Intellectual Property.	10
2.15	Tax Matters.	10
2.16	Employment Matters - Personnel Information.	11
2.17	Insurance	11
2.18	Books and Records	12
2.19	General Corporate Information.	12

ARTICLE III. WARRANTIES OF PURCHASER		12

3.01	Organization.	12
3.02	Authority and Binding Effect.	12
3.03	No Violations.	13
3.04	Consents and Approvals.	13
3.05	Brokers and Finders.	13
3.06	Absence of Proceedings.	13
3.07	Investment Intent.	13
3.08	Financial Capability.	13
3.09	Due Diligence by Purchaser.	14

i

ARTICLE IV. COVENANTS		14

4.01	Intentionally deleted	14
4.02	Disclosure Materials.	14
4.03	Intentionally deleted.	15
4.04	Public Announcements.	15
4.05	Employee Benefits Matters.	15
4.06	Directors’, Managers’ and Officers’ Indemnification; Release from Liability.	16
4.07	Intentionally deleted.	17
4.08	Intentionally deleted.	17
4.09	Tax Matters.	18
4.10	Intentionally deleted.	19
4.11	Covenant Not to Compete.	19
4.12	Non-Solicitation.	20
4.13	Subject Company Board Meeting.	20

ARTICLE V. CONDITIONS TO CLOSING		21

5.01	Conditions to Obligations of Sellers.	21
5.02	Conditions to Obligations of Purchaser.	22

ARTICLE VI. TERMINATION		24

	Intentionally deleted	24

ARTICLE VII. INDEMNIFICATION		24

7.01	Survival of Warranties and Covenants.	24
7.02	Indemnification by Gurcke.	24
7.03	Indemnification by Purchaser.	25
7.04	Tax Indemnification.	25
7.05	Indemnification Process.	27
7.06	Limitations on Claims.	28
7.07	Mitigation.	29
7.08	Exclusivity of Indemnification Remedy.	29
7.09	Characterization of Indemnification Payments.	30
7.10	Purchaser's Right of Offset.	30
7.11	Payment of Amounts Under the Subordinated Note.	30

ARTICLE VIII. DEFINITIONS AND TERMS		31

8.01	Specific Definitions.	31
8.02	Other Definitional Provisions.	36

ARTICLE IX. GENERAL PROVISIONS		37

9.01	Expenses.	37
9.02	Further Assurances.	37
9.03	Amendment/Non-Assignment.	37
9.04	Waiver.	37
9.05	Notices.	37
9.06	Disclosure Schedules.	38
9.07	Applicable Law.	38
9.08	No Third Party Rights.	38
9.09	Counterparts; Facsimile Signatures.	39
9.10	Severability.	39
9.11	Entire Agreement.	39
9.12	Arbitration.	39
9.13	Fair Construction.	39
9.14	Construction of Certain Provisions.	39
9.15	Reasonable Consent Required.	39

LIST OF SCHEDULES

Discharged Obligations Schedule
Disclosure Schedules
Capitalization Schedule
No Violations Schedule
Consents and Approvals Schedule
Assets Schedule
Environmental Matters Schedule
Contracts Schedule
Intellectual Property Schedule
Tax Schedule
Employee Plans Schedule
Insurance Schedule
General Corporate Information Schedule
D&O Released Parties Schedule

LIST OF EXHIBITS

A - Subordinated Note
B - Trademark Agreement

INDEX TO DEFINED TERMS

Set forth below is an index of certain terms defined in this Share Purchase Agreement. See Article VIII for all other terms used but not elsewhere defined in this Share Purchase Agreement.

TERM	LOCATION
Agreement	Introduction
Annual Financial Statements	Section 2.06(a)
Business	Recitals
Closing	Section 1.03
Closing Date	Section 1.03
Closing Payment	Section 1.02
Containers	Section 2.08(d)
Customer Leases	Section 2.13(b)
D&O Indemnitees	Section 4.06(a)
D&O Released Parties	Section 4.06(b)
Damages	Section 7.02(a)
Deductible	Section 7.06(a)
Disclosure Schedules	Article II
Effective Time	Section 1.03
Excluded Taxes	Section 7.04(a)
Financial Statements	Section 2.06(a)
Indemnification Cap	Section 7.06(b)
Indemnified Party	Section 7.05(a)
Indemnifying Party	Section 7.05(a)
Interim Balance Sheet	Section 2.06(a)
Interim Financial Statements	Section 2.06(a)
Lease	Section 2.08(b)
Leased Real Property	Section 2.08(b)
Non-Registered Intellectual Property	Section 2.14(b)
Outside Date	Section 6.01(b)
Owned Intellectual Property	Section 2.14(a)
Owned Real Property	Section 2.08(c)
Party	Introduction
Per Claim Deductible	Section 7.06(a)
Per Diem Taxes	Section 7.04(c)(i)
Purchase Price	Section 1.02
Purchaser	Introduction
Purchaser Indemnified Party	Section 7.02(a)
Registered Intellectual Property	Section 2.14(a)
Releasing Parties	Section 4.06(b)
Retention Agreements	Section 4.05(a)
Scheduled Consents	Section 2.05
Scheduled Contracts	Section 2.13(a)
Sellers	Introduction
Seller Indemnified Party	Section 7.03(a)

v

Share Purchase	Recitals
Shares	Recitals
Subject Company	Recitals
Subject Company Assets	Section 2.08
Subject Company Insurance	Section 2.18
Subject Territory	Section 4.11
Tax Claim	Section 7.04(d)
Third Party Claims	Section 7.05(b

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) dated as of 1st May, 2008 is made and entered into by and among Royalwolf NZ Acquisition Co. Limited, a company organized under the laws of New Zealand (“Purchaser”), Michael Gurcke (“Gurcke”) and BCP NZ LLC (“BCP” and collectively with Gurcke, “Sellers”). Purchaser and Sellers are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Sellers own all of the issued and outstanding share capital (the “Shares”) of RWNZ Acquisition Co. Limited, a company organized under the laws of New Zealand (the “Subject Company”);

WHEREAS, the Subject Company is engaged in the business of portable storage unit sales and leasing to end users in the Subject Territory (the “Business”); and

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, all of Sellers’ right, title and interest in and to the Shares on the terms and conditions contained herein (the “Share Purchase”).

NOW THEREFORE, in consideration of the foregoing and the respective warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.
PURCHASE AND SALE

1.01 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Sellers, all of Sellers’ right, title and interest in and to the Shares.

1.02 Purchase Price. To purchase the Shares hereunder, Purchaser shall pay the Sellers an aggregate amount of $10,499,999.99 (the “Purchase Price”), subject to the adjustments set forth in this Section 1.02 and in this Agreement. Subject to the terms and conditions of this Agreement, on the Closing Date, Purchaser shall pay, by wire transfer of immediately available U.S. Dollar funds an aggregate amount equal to (the sum of subsections (a) and (b) hereof, the “Closing Payment”) the following to (a) an account designated by BCP, an amount equal to U.S. $6,950,000.00, provided that up to $5,500,000.00 of the Purchase Price payable to BCP may be paid pursuant to a written instrument with such terms and conditions as the parties may mutually agree, and (b) an account designated by Gurcke, an amount equal to (i) U.S. $3,549,999.00, less (ii) the principal amount of the Subordinated Note. All sums owed under the Subordinated Note shall secure the indemnification obligations of Gurcke under this Agreement. For the avoidance of doubt, the Parties believe that no amount is required to be withheld from the Closing payment as a result of any provision of Law relating to taxes and, as a result, Purchaser shall make the Closing Payment without any deduction or withholding on account of any tax.

1.03 Closing. The closing of the Share Purchase (the “Closing”) will take place at 10:00 a.m. Sydney, Australia time on 1 May 2008 (such date being the “Closing Date”). The Closing will be deemed to be effective, and title and all risk of loss of the Shares shall pass from Sellers to Purchaser, at 11:59 p.m. Sydney Australia time on the Closing Date, such time being the “Effective Time,” unless another time or date is agreed to in writing by the Parties. The Closing shall be held at the offices of the Subject Company in New Plymouth, New Zealand located at the address set forth in Section 9.05, unless another place is agreed to in writing by the Parties.

1.04 Deliveries. At the Closing:

(a) Sellers shall deliver, or cause to be delivered, to Purchaser, the certificates evidencing the Shares along with duly executed share transfer forms in favor of Purchaser;

(b) Each Party shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such Party pursuant to Article V or the other provisions of this Agreement.

1.05 Discharge of Obligations.

(a) On or before the Closing Date, Sellers shall cause the Subject Company to cause to be paid, discharged in full or otherwise satisfied and released (and shall deliver satisfactory releases, terminations of any security interest held in respect of, or other evidence thereof reasonably satisfactory to Purchaser) (i) all Indebtedness of the Subject Company (other than customary trade payables on account of the purchase of containers), (ii) those finance and operating leases listed on the Discharged Obligations Schedule, and (iii) any debt or liabilities or any other inter-company arrangement owed by the Subject Company to Sellers or any Affiliate of Sellers (other than customary trade payables on account of the purchase of containers). All documents evidencing obligations under subsections (i), (ii) and (iii) of this Section 1.05 are listed on the Discharged Obligations Schedule attached hereto.

(b) On or before the Closing Date, Sellers shall also cause any Affiliate of Sellers to cause to be paid, discharged in full or otherwise satisfied and released, and shall deliver evidence thereof reasonably satisfactory to Purchaser, any inter-company debt or liabilities owed by any such Affiliate to the Subject Company (i) without any residual or continuing obligation or liability on the part of the Subject Company, (ii) which action shall not result in any equity of the Subject Company being issued to an entity other than Sellers and (iii) so that immediately prior to Closing, all of the issued and outstanding capital stock of the Subject Company shall be held by Sellers.

ARTICLE II.
WARRANTIES OF SELLERS

Sellers warrant to Purchaser that the statements contained in this Article II are true and correct as of the date hereof and will be true and correct as of the Closing Date, except for matters specifically relating to another date which are made only as of such date and except for matters set forth on the schedules provided by Sellers to Purchaser on the date hereof (the “Disclosure Schedules”). The disclosures in any section or subsection of the Disclosure Schedules shall qualify other portions of the Disclosure Schedules and other sections and subsections in this Article II. The inclusion of any information on any Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, has resulted in or would result in a Material Adverse Effect or is outside the ordinary course of business. BCP warrants to Purchaser that the statements contained in Sections 2.01 and 2.03(b) of this Article II, to the extent relating to BCP, are true and correct as of the date hereof and will be true and correct as of the Closing Date, except for matters specifically relating to another date which are made only as of such date.

2.01 Organization of Sellers; Authority and Binding Effect. BCP is a limited company validly existing and in good standing under the laws of the Delaware. Each Seller has all requisite corporate power and authority to execute and deliver this Agreement, the Ancillary Agreements and all other certificates, agreements or other documents to be executed and delivered by Sellers pursuant hereto and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements has been duly and validly authorized by all necessary corporate action of Sellers and no additional authorization on the part of Sellers is necessary in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements. This Agreement has been duly executed and delivered by Sellers, and this Agreement is a legally valid and binding obligation of Sellers, enforceable against each Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity. Each Ancillary Agreement will prior to the Closing be duly executed and delivered by Sellers and each Ancillary Agreement will after the Closing be a legally valid and binding obligation of each Seller, enforceable against Sellers in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

2.02 Organization of the Subject Company. The Subject Company is duly organized, validly existing and in good standing under the laws of New Zealand and has all requisite corporate power and authority to own its properties and to carry on the Business as it is now being conducted. The Subject Company is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of its business or ownership of its properties makes such qualification necessary, except where the failure to have such power or authority, to be in good standing or to be duly qualified to transact business, would not reasonably be expected to result in a Material Adverse Effect. Sellers have made available to Purchaser correct and complete copies of the Subject Company’s organizational documents, which documents reflect all amendments made thereto at any time on or prior to the date hereof. Correct and complete copies of the minute books containing the records of actions of the shareholders and board of directors of the Subject Company held at any time on or prior to the date hereof, the share register, and the share transfer ledger of the Subject Company have been made available to Purchaser. The Subject Company has filed all returns, particulars, resolutions and other documents required by the company registrar under the laws of New Zealand. The Subject Company is not in default under, or in violation of, any provision of its organizational documents.

2.03 Capitalization; Ownership of Shares.

(a) The authorized and issued share capital of the Subject Company is set forth on the Capitalization Schedule. At the Closing, the Shares being sold hereunder will constitute all of the issued and outstanding share capital of the Subject Company. All of the issued and outstanding Shares have been duly authorized, validly issued and are fully paid, nonassessable and free of preemptive rights. At the Closing, there will be no outstanding options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Subject Company to issue, sell, or otherwise cause to become outstanding any share capital of the Subject Company. Except for this Agreement and the transactions contemplated hereby, at the Closing, there will be no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Subject Company.

(b) Sellers are the owners, beneficially and of record, of the Shares. At the Closing, Sellers will transfer the Shares to Purchaser, free and clear of any Liens (other than Liens created by Purchaser).

2.04 No Violations. Except as set forth on the No Violations Schedule, and subject to obtaining the Scheduled Consents, the execution and delivery of this Agreement and each Ancillary Agreement by Sellers, and the performance and consummation of the transactions contemplated by this Agreement and each Ancillary Agreement by Sellers, do not and will not (a) conflict with or violate any provision of the organizational documents of Sellers or the Subject Company, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Sellers or the Subject Company under, any material Contract, or (c) to the knowledge of Sellers, materially violate or result in a breach of, or constitute a default under, any Law applicable to Sellers or the Subject Company.

2.05 Consents and Approvals. Except for any Consent required under applicable Laws relating to competition and for Consents set forth on the Consents and Approvals Schedule (the “Scheduled Consents”), no Consent is required to be obtained by Sellers or the Subject Company in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by Sellers or, to the extent a party hereto or thereto, the Subject Company, except for any Consent the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

2.06 Financial Statements.

(a) Sellers have made available to Purchaser (i) the audited financial statements of the Subject Company for the year ended December 31, 2007 (the “Annual Financial Statement”) and (ii) the unaudited balance sheet of the Subject Company as of February 28, 2008 and related statements of cash flow and income for the period then ended (the “Interim Balance Sheet”; the Interim Balance Sheet and other financial statements referred to in this clause 2.06 (a)(ii) are collectively referred to herein as the “Interim Financial Statements”; the Interim Financial Statements and the Annual Financial Statement are collectively referred to herein as the “Financial Statements”). Each Financial Statement has been prepared in accordance with IFRS consistently applied throughout the periods covered by such Financial Statement (except for any changes in application set forth in the notes to such Financial Statement), and presents fairly, in all material respects, the financial position of the Subject Company as of such dates and the results of operations and cash flows for the respective periods then ended, as applicable, subject to, in the case of each Interim Financial Statement, the absence of notes and schedules, and year end adjustments that will not be material.

(b) The Subject Company does not have any material Liabilities required by IFRS to be reflected on a balance sheet except: (i) Liabilities reflected or reserved against on the Interim Balance Sheet; (ii) Liabilities which have arisen after the date of the Interim Balance Sheet in the ordinary course of business or otherwise in accordance with the terms and conditions of this Agreement, and (iii) Liabilities disclosed as such elsewhere in this Agreement or the Schedules and Exhibits hereto.

2.07 Absence of Changes. Between the date of the Interim Balance Sheet and the date hereof, the Subject Company has conducted its operations and affairs only in the ordinary and normal course consistent with past practice, and during such period there has not been any Material Adverse Change. Without limiting the generality of the foregoing, between the date of the Interim Balance Sheet and the date hereof, other than in the ordinary course of business, the Subject Company has not:

(a) commenced or entered into arrangements for capital expenditures in excess of $200,000, individually or in the aggregate;

(b) disposed of any capital assets if the greater of the book value or the fair market value, individually or in the aggregate, of such assets exceeds $100,000, or incurred, created or assumed any Lien on any individual capital asset if the greater of the book value or the fair market value of such capital asset exceeds $100,000, other than Permitted Liens;

(c) entered into any Contract (including any hedging arrangement or other derivative transaction) in excess of $100,000 in the aggregate, or incurred any indebtedness for money borrowed in excess of $100,000 in the aggregate;

(d) increased the salary, wage, rate of compensation, commission, bonus or other direct or indirect remuneration payable to, or other compensation of, any executive officer of the Subject Company or entered into any Contract in respect of any such increase (except for increases as may be required by existing agreements, or for increases for which Sellers shall be solely obligated), nor amended, adopted or terminated any Benefit Plan that would materially increase the liability of the Subject Company or entered into any collective bargaining agreement covering Subject Company Employees;

(e) amended in any material respect any Scheduled Contract that would materially and adversely affect the use and enjoyment thereof by Purchaser, or terminated any of the Scheduled Contracts other than pursuant to its terms or defaulted in the performance of any material covenant or obligation thereunder which default was not cured within any applicable grace period;

(f) made any material change in any accounting principle, practice, policy or method, other than as required by IFRS or any applicable Law;

(g) merged with or into or consolidated with any other Person or acquired any business or assets (other than inventory) of any other Person;

(h) amended its certificate of incorporation, memorandum of association, bylaws or similar organizational documents;

(i) purchased or entered into any other agreement or obligation to purchase any securities of, or interests in, any Person;

(j) issued or sold any capital stock or other securities, options, warrants, calls or other rights to acquire such stock;

(k) declared or paid any dividend; or

(l) agreed or committed to do any of the foregoing.

2.08 Ownership, Possession and Sufficiency of Assets.

(a) Except as set forth on the Assets Schedule, the Subject Company has good and valid title to, or a valid right to use, the assets shown on the Interim Balance Sheet or acquired after the date thereof, free and clear of all Liens other than Permitted Liens, except for assets which were disposed of in the ordinary course of business since the date of the Interim Balance Sheet.

(b) The Assets Schedule lists all real property leases to which the Subject Company is a party (the “Leased Real Property”). A true, complete, and correct copy of each lease (and all amendments thereto) pertaining to the Leased Real Property has previously been made available to Purchaser. The Subject Company holds good and valid leasehold title to the Leased Real Property, in each case, in accordance with the provisions of the applicable lease or sublease for such Leased Real Property (each, a “Lease”) and free of all Liens, except for Permitted Liens. Except as set forth on the Assets Schedule: (i) all of the Leases to which the Subject Company is a party are in full force and effect and grant the leasehold estates or rights of occupancy or use they purport to grant; (ii) to the knowledge of Sellers, the occupancy by the Subject Company under each Lease is in compliance with all applicable Laws relating to such occupancy; and (iii) there are no pending or, to the knowledge of Sellers, threatened condemnation proceedings with respect to the Leased Real Property. Except as identified on the Assets Schedule or for such occurrences or defaults that would not reasonably be expected to have a Material Adverse Effect, there are no existing defaults on the part of the Subject Company or, to the knowledge of Sellers, any other party under any Lease, and no event has occurred which, with notice, lapse of time or both, would constitute a default on the part of the Subject Company or, to the knowledge of Sellers, any other party under any Lease.

(c) The Assets Schedule lists all real property owned by the Subject Company (the “Owned Real Property”). The Subject Company holds good and valid title to the Owned Real Property free of all Liens, except for Permitted Liens.

(d) Except for those disposed of in the ordinary course of business or as otherwise permitted by this Agreement, the Subject Company shall, on the Closing Date, own or possess all assets owned by, leased and/or licensed to the Subject Company on the date of this Agreement, and all assets acquired thereafter as permitted or contemplated by this Agreement (such assets, inclusive of the Leased Real Property and Owned Real Property, hereafter referred to as the “Subject Company Assets”). The Subject Company Assets constitute all of the assets necessary to operate the Business in all material respects as it is presently being conducted. Except for those assets disposed of after the date of the Interim Balance Sheet or acquired after the date of the Interim Balance Sheet, in each case in the ordinary course of business consistent with past practice or as otherwise permitted by this Agreement, all material Subject Company Assets owned by the Subject Company are reflected on the Interim Balance Sheet. All Subject Company Assets used in connection with the Business of the Subject Company are in normal operating condition to operate the Business as it is presently conducted, except where the failure to be in such condition would not materially interfere with the operation of the Business as presently conducted. The Subject Company has good and marketable title to the Subject Company Assets which it purports to own or lease, free and clear of any Liens, except for Permitted Liens. All of the Subject Company Assets that consist of portable storage containers, portable offices (collectively, the “Containers”) or container or office delivery equipment are located either at the premises of the lessee identified in the pertinent lease agreement therefor, or are in the possession of the Subject Company or a bailee as reflected in the books and records of the Subject Company. At the Effective Time, the Subject Company shall have good and valid title to the Subject Company Assets which it purports to own, free and clear of any Liens, except for Closing Date Permitted Liens.

2.09 Litigation. There is no Proceeding pending or, to the knowledge of Sellers, threatened, whether by or before any Governmental Authority or otherwise, against Sellers or the Subject Company which, if adversely determined, would reasonably be expected to have a Material Adverse Effect. There are no Judgments rendered against Sellers or the Subject Company or any of their respective properties or businesses that would reasonably be expected to have a Material Adverse Effect.

2.10 Compliance With Law; Permits. Except for matters that are the subject of the warranties in Sections 2.11, 2.14, 2.15 and 2.16, to the knowledge of Sellers, the Subject Company is in compliance with all Laws applicable to its business as currently conducted, except for such failures to comply that would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect and except for Permits relating to matters that are the subject of the warranties in Sections 2.11, 2.14, 2.15 and 2.16, the Subject Company holds, owns or possesses all Permits required to conduct its business as currently conducted, which Permits are valid and in full force and effect. Except as would not reasonably be expected to have a Material Adverse Effect, the Subject Company is in compliance with its obligations under such Permits.

2.11 Environmental Matters. Except as set forth on the Environmental Matters Schedule:

(a) The Subject Company is in compliance with all Environmental Laws applicable to it, except for matters that would not reasonably be expected to have a Material Adverse Effect.

(b) The Subject Company has not released, treated or disposed of any Hazardous Substance, except in such amounts or such a manner that would not reasonably be expected to trigger the need for investigation and/or remediation under Environmental Laws or would not reasonably be expected to have a Material Adverse Effect. There are no pending or, to the knowledge of Sellers, threatened Proceedings against the Subject Company arising from or relating to any Environmental Conditions.

2.12 Brokers and Finders. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Sellers and/or the Subject Company entitled to any fee or commission from Sellers and/or the Subject Company in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

2.13 Contracts.

(a) Except for the Ancillary Agreements, and the contracts set forth on the Contracts Schedule (the “Scheduled Contracts”) or as contemplated by this Agreement, the Subject Company is not a party to:

(i) any contract that involves the purchase or sale of goods or services with a value, or involving payments by or to the Subject Company, of more than $20,000 per year and that is not terminable by the Subject Company upon less than twelve (12) months’ notice;

(ii) any employment or consulting agreement having a remaining term of at least one (1) year and requiring payments of base salary in excess of $20,000 per year or aggregate payments under any such agreement in excess of $20,000;

(iii) any stock option, share purchase, profit sharing, deferred compensation, bonus or other incentive compensation contract, plan or arrangement;

(iv) any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money (including, without limitation, capitalized lease obligations), or any guarantee of third party obligations, of more than $20,000 in the aggregate;

(v) collective bargaining agreements with any labor unions or associations representing Subject Company Employees;

(vi) any leases of real or personal property as lessee with an annual base rental obligation of more than $20,000 or a total remaining rental obligation of more than $20,000;

(vii) any agreement pursuant to which the Subject Company has licensed as licensee third party software material to the Business, except for widely available third party software which is of an “off-the-shelf” nature and not modified or customized;

(viii) any material limited liability company, joint venture or partnership agreements;

(ix) any agreement materially limiting the freedom of the Subject Company from engaging in any line of business in any geographic area or to compete with any Person;

(x) any agreement which provides for an outstanding loan or advance (excluding advances for travel and entertainment expenses made in accordance with the Subject Company’s customary policies for such advances) in an amount in excess of $20,000 to any shareholder, director, or executive officer of the Subject Company;

(xi) any agreement with Sellers or any Affiliate of Sellers;

(xii) any agreement providing for a Lien (other than a Permitted Lien) upon a material portion of the assets of the Subject Company; or

(xiii) any agreements with suppliers, or distribution or sale contracts which involve payments in excess of $20,000 per year and which are not terminable by the Subject Company upon less than twelve (12) months’ notice.

(b) The Contracts Schedule sets forth a true, complete and correct list of all customers under all leases and other agreements, both written and oral, to which the Subject Company is a party and pursuant to which a customer leases or otherwise has possession of a Container (collectively, the “Customer Leases”) along with a description of Containers associated with such customers.

(c) Except as set forth on the Contracts Schedule, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all of the Scheduled Contracts and Customer Leases are in full force and effect and constitute legal and binding obligations of the Subject Company, and (ii) neither the Subject Company nor, to the knowledge of Sellers, any other party is in breach of or default under, and, to the knowledge of Sellers, no event has occurred which with notice or lapse of time, or both, would become a breach of or default under, any Scheduled Contract or Customer Lease. Except as set forth on the Contracts Schedule or the Consents and Approvals Schedule, neither Sellers nor the Subject Company has received written notice of the intention of any other party to such Scheduled Contract or Customer Lease to cancel, terminate or renegotiate any such Scheduled Contract or Customer Lease except pursuant to the express terms thereof.

(d) Sellers have made available to Purchaser true and correct copies of all written Scheduled Contracts and Customer Leases and true and complete descriptions of all non-written Scheduled Contracts and Customer Leases which are disclosed on the Contracts Schedule, in each case together with all amendments, waivers, or other changes thereto.

2.14 Intellectual Property.

(a) The Intellectual Property Schedule lists all patents, registered trademarks, registered service marks and registered copyrights and all applications for registration for any of the foregoing owned by the Subject Company and that are material to the Business (collectively, the “Registered Intellectual Property”). Except as set forth on the Intellectual Property Schedule and for matters that would not reasonably be expected to have a Material Adverse Effect, (i) the right, title or interest of the Subject Company in each item of its Registered Intellectual Property and other Intellectual Property which the Subject Company owns and that is material to the Business (collectively, “Owned Intellectual Property”) is free and clear of Liens, except for Permitted Liens, (ii) there is no material claim against the Subject Company by any Person or any Proceeding pending against the Subject Company or, to the knowledge of Sellers, threatened against the Subject Company which challenges the validity or enforceability of the Registered Intellectual Property or the rights of the Subject Company to continued use of the Owned Intellectual Property; and (iii) Sellers have no knowledge of any infringement or improper use by any third party of the Owned Intellectual Property which infringement or use would reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on the Intellectual Property Schedule and for matters that would not reasonably be expected to have a Material Adverse Effect, with respect to any non-registered trademarks, service marks, or copyrights owned by the Subject Company and necessary to the conduct of the Business (the “Non-Registered Intellectual Property”), (i) the right, title or interest of the Subject Company in each item of its Non-Registered Intellectual Property is free and clear of Liens, except for Permitted Liens, (ii) there is no material claim by any Person or any Proceeding pending against the Subject Company or, to the knowledge of Sellers, threatened against the Subject Company that challenges the use of any of the Non-Registered Intellectual Property by the Subject Company, or the rights of the Subject Company to continued use of the Non-Registered Intellectual Property; and (iii) Sellers have no knowledge of any infringement or improper use by any third party of the Non-Registered Intellectual Property which infringement or improper use would reasonably be expected to have a Material Adverse Effect. To Sellers’ knowledge, the Subject Company has not taken or omitted to take any action which action or omission to act would have the effect of waiving any material rights in or to any item of Non-Registered Intellectual Property which is necessary to the conduct of the Business.

2.15 Tax Matters. Except as set forth on the Tax Schedule:

(a) the Subject Company has filed with the appropriate taxing or other Governmental Authorities all Income Tax and other material Tax Returns required to be filed through the date hereof, and all Taxes shown as due on such Tax Returns have been paid. The Subject Company has not requested any extension of time within which to file any such Tax Returns which is currently in effect. Sellers have made available to Purchaser copies of all Income Tax Returns of the Subject Company for the last three (3) Tax Periods for which Tax Returns were required to be filed prior to the Effective Time;

(b) all Taxes that the Subject Company has been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been or will be duly paid to the proper taxing or other Governmental Authority;

(c) during the ten (10) years prior to the Effective Time, no deficiencies for Taxes of the Subject Company have been claimed, proposed or assessed in writing by any taxing or other Governmental Authority. There are no pending or, to the knowledge of Sellers, threatened audits, suits, proceedings, actions or claims for or relating to any liability in respect of Taxes of the Subject Company. Audits of federal, state, local and foreign Tax Returns by the relevant taxing or other Governmental Authorities have been completed for the Tax Periods set forth on the Tax Schedule. No extension of a statute of limitations relating to Taxes is in effect with respect to the Subject Company;

(d) there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Subject Company; and

(e) the Subject Company is not a party to or bound by any binding tax sharing, tax indemnity or tax allocation agreement or other similar arrangement with any Person.

2.16 Employment Matters - Personnel Information.

(a) The Subject Company has not agreed to recognize any union, works council or other collective bargaining unit, nor has any union, works council or other collective bargaining unit been certified as representing the Subject Company Employees. Sellers have no knowledge of any organizational effort currently being made or threatened by or on behalf of any labor union or works council with respect to Subject Company Employees. There is no labor strike, slowdown, work stoppage or lockout actually pending or, to the knowledge of Sellers, threatened against the Subject Company.

(b) Except for any exceptions which, individually or in the aggregate, would not result in a Material Adverse Effect, the Subject Company (i) is and has been in substantial compliance in all material respects with all applicable Laws regarding employment and employment practices and those laws relating to terms and conditions of employment, wages and hours, occupational safety and health and workers’ compensation, (ii) has no unfair labor practice charges or complaints pending or, to the knowledge of Sellers, threatened against it before any Governmental Authority, (iii) has no grievances pending or, to the knowledge of Sellers, threatened against it, and (iv) has no charges pending before agencies of any province or locality responsible for the prevention of unlawful employment practices.

2.17 Insurance. The Insurance Schedule contains a complete and accurate list of all existing insurance policies maintained by the Subject Company (the “Subject Company Insurance”). The Subject Company Insurance is in full force and effect, and provides coverage as may be required by applicable Laws and by any Contracts to which the Subject Company is a party. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Subject Company is not in default under the Subject Company Insurance nor has the Subject Company failed to give notice or present any claim under any such coverage in a due and timely fashion. There are no outstanding unpaid premiums except in the ordinary course of business and no notice of cancellation or non-renewal of any such coverage has been received.

2.18 Books and Records. The minute books and corporate records of the Subject Company contain accurate copies of the minutes of all formal board of directors, director committee or shareholders meetings and of all written consents executed in lieu of the holding of any such meeting, in each case to the extent such minutes or written consents include material actions of the board of directors or shareholders.

2.19 General Corporate Information. The General Corporate Information Schedule lists the following information for the Subject Company: (a) its full and correct legal name, type of organization, jurisdiction of organization, organizational ID number (if applicable) and mailing address; (b) its place of business or, if it has more than one place of business, the location of its chief executive office; (c) its bank accounts; and (d) its officers and directors.

ARTICLE III.
WARRANTIES OF PURCHASER

Purchaser warrants to Sellers as of the date hereof and as of the Closing Date, the following:

3.01 Organization. Purchaser is a corporation validly existing and in good standing under the laws of New Zealand and has all requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted.

3.02 Authority and Binding Effect. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, the Ancillary Agreements and all other certificates, agreements or other documents to be executed and delivered by Purchaser and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Purchaser has been duly and validly authorized by all necessary corporate action of Purchaser and no additional authorization on the part of Purchaser is necessary in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements. This Agreement has been duly executed and delivered by Purchaser and this Agreement is a legally valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity. Each Ancillary Agreement will prior to the Closing be duly executed and delivered by Purchaser, and each Ancillary Agreement will after the Closing be a legally valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

3.03 No Violations. The execution and delivery of this Agreement and each Ancillary Agreement by Purchaser, and the performance and consummation of the transactions contemplated by this Agreement and each Ancillary Agreement by Purchaser, do not and will not, (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser under, any contract or agreement to which Purchaser is party or to which any of its assets is subject, or (c) to the knowledge of Purchaser, violate or result in a breach of or constitute a default under any Law applicable to Purchaser or by which Purchaser or any of its assets is bound or affected, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation, acceleration, loss or violation which, individually or in the aggregate, would not materially impair Purchaser’s ability to perform its obligations hereunder and is not reasonably likely to prohibit or delay the performance of this Agreement and the Ancillary Agreements by Purchaser.

3.04 Consents and Approvals. Except for any Consent required under applicable Laws relating to competition, no Consent is required to be obtained by Purchaser or any Affiliate of Purchaser in connection with the execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements, other than in all cases where the failure to obtain such Consent would not, individually or in the aggregate, materially impair Purchaser’s ability to perform its obligations hereunder and is not reasonably likely to prohibit or delay the performance of this Agreement and the Ancillary Agreements by Purchaser.

3.05 Brokers and Finders. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Purchaser entitled to any fee or commission from Purchaser in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

3.06 Absence of Proceedings. There is no Proceeding pending or, to the knowledge of Purchaser, threatened, whether by or before any Governmental Authority or otherwise, against Purchaser or any Affiliate of Purchaser that would reasonably be expected to materially impair Purchaser’s ability to perform its obligations hereunder or reasonably be likely to prohibit or delay the performance of this Agreement and the Ancillary Agreements by Purchaser.

3.07 Investment Intent. Purchaser has such knowledge and experience in financial matters that it is capable of evaluating the merits and risks of its purchase of the Shares. Purchaser confirms that the Subject Company and Sellers have made available to Purchaser the opportunity to ask questions of the officers and management employees of Sellers and the Subject Company and to acquire additional information about the business and financial condition of each.

3.08 Financial Capability. Purchaser has cash on hand and available borrowing availability under existing credit facilities sufficient to fund the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and to satisfy all other costs and expenses arising in connection therewith.

3.09 Due Diligence by Purchaser. Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, results of operations, assets, liabilities, properties, Taxes and projected operations of the Business and, in making the determination to proceed with the transactions contemplated by this Agreement and the Ancillary Agreements, has relied solely on the results of its own independent investigation and the warranties set forth in Article II, including the related Disclosure Schedules. Such warranties constitute the sole and exclusive representations and warranties of Sellers to Purchaser in connection with the transactions contemplated hereby, and Purchaser acknowledges and agrees that each Seller is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, including any implied warranty as to condition, merchantability, or suitability as to any of the assets of the Subject Company and it is understood that Purchaser takes such assets and the assets related thereto as is and where is (subject to the benefit of the warranties set forth in Article II of this Agreement). Purchaser further acknowledges and agrees that any estimates, budgets, projections, forecasts or other predictions that may have been provided to Purchaser or any of its Representatives are not representations or warranties of Sellers or their respective Affiliates, and that actual results may vary substantially from any such estimates, budgets, projections, forecasts or other predictions. Purchaser warrants that it has no knowledge that any of the warranties of Sellers in this Agreement is not true and correct, nor any knowledge of any errors in, or omissions from, the Disclosure Schedules. Purchaser further acknowledges and agrees that (a) except and solely to the extent of the warranties in Article II, Sellers have made no representation or warranty either expressed or implied as to the accuracy or completeness of any information regarding the Business, the Subject Company or the transactions contemplated hereby furnished or made available to Purchaser and its Representatives, and (b) except with respect to the warranties in Article II, Purchaser shall have no claim or right to indemnification pursuant to Article VII with respect to any information, documents or materials furnished by Sellers, any of their respective Affiliates or any of their respective Representatives to Purchaser.

ARTICLE IV.
COVENANTS

4.01 Intentionally deleted.

4.02 Disclosure Materials.

 (a) Purchaser agrees to hold all of the books and records (including, without limitation, Contracts, other documents and financial, operating and other data) of the Subject Company existing on the Closing Date and not to destroy or dispose of any such books or records for a period of six (6) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least ninety (90) days prior to such destruction or disposal to allow Sellers (or their successors or assigns) to make copies of such books and records. Following the Closing Date, Purchaser agrees to afford the Representatives of Sellers (or their successors or assigns) reasonable access, at reasonable times during normal business hours and upon reasonable prior written notice, to the personnel, premises, properties, Contracts, books and records, and other documents and financial, operating and other date of the Subject Company; provided, that Purchaser shall not be required, nor shall Purchaser be required to cause the Subject Company, to take any action beyond reasonable efforts or that would unreasonably disrupt their respective normal operations.

(b) Sellers (or its successors or assigns) may retain (i) one (1) copy of the materials included in the data room organized by Sellers in connection with the transactions contemplated by this Agreement, together with a copy of all documents referred to in such materials, (ii) all internal correspondence and memoranda, valuations, investment banking presentations and bids received from others in connection with the sale of the Shares, and (iii) a copy of all unconsolidated, consolidating and consolidated financial information and all other accounting records prepared or used in connection with the preparation of the Financial Statements, the February Determination, the Closing Balance Sheet and the Closing Determination. Each Seller agrees that it treat such materials confidentially and shall not disclose such materials (or any part thereof) to any Person except: (a) to representatives of Sellers and any of their Affiliates in furtherance of the purposes of this Agreement or any Ancillary Agreement; (b) to the extent required by applicable law or by judicial or administrative process; (c) to the extent that the information: (i) was generally available in the public domain; (ii) was lawfully obtained from a source under no obligation or confidentiality, directly or indirectly, to Purchaser; (iii) was disclosed to the general public with the approval of Purchaser; or (iv) was developed independently by Sellers or any of Sellers’ Affiliates; or (d) to the extent Sellers reasonably determine necessary to protect and enforce its rights and remedies under this Agreement or any Ancillary Agreement.

4.03 Intentionally Deleted.

4.04 Public Announcements. On Closing, the Parties will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated by this Agreement and, except as may be required by applicable Law or any securities exchange on which the securities of a Party or an Affiliate are listed, neither Party shall issue any such press release or make any such public statement without the prior approval of the other Party.

4.05 Employee Benefits Matters.

(a) Purchaser agrees to cause the Subject Company for a period of one (1) year following the Closing Date, to provide the Subject Company Employees benefits in the aggregate equivalent to the Benefit Plans and not to reduce the positions, level of wages and/or salary of the Subject Company Employee; provided, however, that Purchaser shall not be obligated under the terms of this Agreement to cause the continuation of any employment relationship with the Subject Company Employee for any specific period of time. Notwithstanding the foregoing, if a Subject Company Employee is terminated during the one (1) year period following the Closing Date, such employee shall receive the greater of (i) severance and other termination benefits which would be applicable to such Subject Company Employee as if the Subject Company Employee had been terminated prior to the Closing, or (ii) the severance and other termination benefits which are applicable to the Subject Company Employee at the time of his or her termination. Purchaser agrees that for purposes of all benefit plans established by Purchaser in which a Subject Company Employee shall be eligible to participate after the Closing Date on which an employee’s benefit depends, in whole or in part, on length of service, credit will be given to such Subject Company Employee for service previously credited with the Subject Company prior to the Closing Date, provided, that such crediting of service does not result in duplication of benefits, and provided that such crediting of service shall not be given for benefit accrual purposes under any defined benefit plan.

(b) The Parties acknowledge and agree that all provisions contained in this Section 4.05 with respect to Subject Company Employees are included for the sole benefit of the respective Parties and shall not create any right in any other Person, including, without limitation, the Subject Company Employees or former Subject Company Employees.

4.06 Directors’, Managers’ and Officers’ Indemnification; Release from Liability.

(a) The provisions of the organizational documents of the Subject Company concerning the elimination of Liability and indemnification of directors, managers, and officers shall not be amended in any manner that would adversely affect the rights thereunder of any Person that is as of the date hereof or the Closing Date a current or former officer, manager or director of the Subject Company. In addition to the foregoing, from and after the Closing Date, Purchaser and the Subject Company shall, jointly and severally, indemnify, and hold harmless each Person who is, or at the Closing Date will be, a current or former officer, manager or director of the Subject Company (the “D&O Indemnitees”) against all Damages arising out of or pertaining to acts or omissions (or alleged acts or omissions) of the D&O Indemnitees, or any of them, in their capacities as such, excluding, with respect to each D&O Indemnitee, Damages that are finally determined by a court of competent jurisdiction (after the exhaustion of all appeals) to have resulted solely from the gross negligence and willful misconduct of such D&O Indemnitee. To the maximum extent permitted by applicable law, the indemnification and related rights hereunder shall be mandatory rather than permissive, and Purchaser and the Subject Company, as applicable, shall promptly advance expenses in connection with such indemnification to the extent permitted under applicable Law; provided, that to the extent required by Law, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) Effective upon the Closing, Purchaser and the Subject Company, and each of their respective Representatives, successors and assigns (collectively, the “Releasing Parties”), shall be deemed to have remised, released and forever discharged the individuals set forth on the D&O Released Parties Schedule (collectively, the “D&O Released Parties”) of and from any and all Claims which the Releasing Parties, or any of them, now have, ever had, or at the Closing may have, or hereafter can, shall or may have, against the D&O Released Parties, or any of them, for, upon or by reason of any matter, cause or thing whatsoever, from the beginning of time through the Closing Date.

As of the Closing Date, Purchaser, on behalf of each of the Releasing Parties, expressly acknowledges that it has had, or has had and waived, the opportunity to be advised by independent legal counsel and hereby waives and relinquishes all rights and benefits afforded by Section 1542 of the California Civil Code (and any analogous law of any other state, locality, or other jurisdiction) and does so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542 which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(c) Purchaser, on behalf of each of the Releasing Parties, hereby warrants and covenants to each D&O Released Party that there has not been and will not be any assignment or other transfer of any right or interest in any Claims that any Releasing Party ever had, has or may have against the D&O Released Parties, and hereby agrees to indemnify and hold each D&O Released Party harmless from any Claims and Damages directly or indirectly incurred by any of the D&O Released Parties as a result of any Person asserting any right or interest pursuant to any such purported assignment or transfer of any such right or interest.

(d) Purchaser, on behalf of each of the Releasing Parties, hereby agrees that if any Releasing Party hereafter commences, joins in, or in any manner seeks relief through any suit arising out of, based upon, or relating to any of the Claims released hereunder, or in any manner asserts against any D&O Released Party any of the Claims released hereunder, then such Releasing Parties will pay to such D&O Released Party, in addition to any other Damages, direct or indirect, all attorneys’ fees incurred in defending or otherwise responding to such suit or Claims.

(e) The provisions of this Section 4.06 are (i) intended to be for the benefit of, and shall be enforceable in accordance with the Contracts (Rights of Third Parties) Act 1999 by, each Person released or entitled to indemnification, insurance coverage or other benefit hereunder, and each such Person’s heirs, Representatives, successors or assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 4.06, and (ii) in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by contract or otherwise. Neither Purchaser nor the Subject Company shall (A) amend the provisions of this Section 4.06 in a manner that would adversely affect any such third party beneficiary without the prior written consent of such third party beneficiary or (B) following the Closing, enter into, or permit any of its Subsidiaries to enter into, any merger, consolidation or similar transaction unless Purchaser shall have ensured that the surviving or resulting entity is creditworthy and will assume the obligations imposed by this Section 4.06. With respect to any Claim by a third party beneficiary under this Section 4.06, no Releasing Party may assert by way of defense, set-off, or counterclaim, any Claim against, or Damages owing by, Sellers or another third party beneficiary.

(f) Purchaser agrees to, at Closing and from time to time thereafter, cause the Subject Company to execute and deliver such other documents and instruments and take such other actions as may be reasonably requested by Sellers or any D&O Released Party to implement the provisions of this Section 4.06 including, without limitation, to confirm the Subject Company’s release and agreement to provide indemnification as described herein.

4.07 Intentionally Deleted.

4.08 Intentionally Deleted.

4.09 Tax Matters.

(a) Tax Returns. Purchaser shall prepare or cause to be prepared (on a basis consistent with past Tax Returns of the Subject Company) all Tax Returns of the Subject Company which are filed after the Closing Date for all Tax Periods ending on or prior to the Effective Time and for all Straddle Periods. Purchaser shall permit Sellers at least thirty (30) days to review and comment on each such Tax Return prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by Sellers. Purchaser shall then cause the Subject Company to execute and timely file or cause to be filed such Tax Returns. To the extent required by Section 7.04, Sellers shall pay all Taxes due for Tax Periods ending on or prior to the Effective Time with respect to such Tax Returns. Purchaser shall pay or cause to be paid all Taxes due with respect to Straddle Period Tax Returns; provided, however, that Sellers shall pay Purchaser (in accordance with the procedures set forth in Section 7.04(f)) for any amount owed by Sellers pursuant to Section 7.04 with respect to such Straddle Period Tax Returns. Purchaser agrees to cause all Subject Company Tax Returns for the Tax Periods including the Effective Time to be filed on the basis that the relevant Tax Period ended as of the Effective Time unless the relevant Governmental Authority will not accept a Tax Return filed on that basis.

(b) Cooperation on Tax Matters. Each Party shall cooperate fully, and do all things reasonably practicable to assist, as and to the extent reasonably requested by the other Party, in connection with the requesting Party’s filing of Tax Returns, response to any inquiry from a taxing authority, and participation in any Tax audit, Tax litigation or other Tax Proceeding, including any Tax Claim. Such cooperation and assistance shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such inquiry, audit, litigation or other Proceeding and making employees available on a mutually convenient basis to execute Tax Returns, provide additional information and explanation of any material provided hereunder or to testify at any Proceeding. Each Party agrees, and Purchaser agrees to cause the Subject Company, (i) to retain all books and records with respect to Tax matters pertinent to the Subject Company relating to any Tax Period beginning prior to the Effective Time until the expiration of the statute of limitations (and, to the extent notified by the other Party, any extensions thereof) of the respective Tax Periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if a Party so requests, the other Party shall, and Purchaser shall cause the Subject Company to, allow the other Party to take possession of such books and records. Purchaser further agrees, and Purchaser agrees to cause the Subject Company, upon request, to use its best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated by this Agreement).

(c) Tax Refunds. The amount or economic benefit of any refunds or over-accruals of Taxes of the Subject Company for any Tax Period, or the portion of any Straddle Period, ending on or prior to the Effective Time shall be for the account of Sellers. The amount or economic benefit of any refunds of Taxes of the Subject Company for any Tax Period beginning after the Effective Time shall be for the account of Purchaser. The amount or economic benefit of any refunds or over-accruals of Taxes of the Subject Company for any Straddle Period shall be apportioned between Sellers and Purchaser in the manner described in Section 7.04(c). Any such amounts owing to Sellers as provided in this clause 4.09(c) shall be paid by Purchaser within five (5) Business Days of the receipt of any such refunds. Purchaser shall not cause or permit the Subject Company to carry back to any Tax Period ending on or prior to the Effective Time any net operating loss or other Tax attribute arising after the Effective Time.

(d) Transfer and Other Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement, shall be paid by Purchaser when due, and Purchaser will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Sellers will join in the execution of any such Tax Returns and other documentation.

(e) Tax Sharing Agreements. Sellers shall cause the provisions of any Tax sharing agreement or similar arrangement between Sellers or any Affiliate of Sellers, on the one hand, and the Subject Company on the other hand, to be terminated on or prior to the Effective Time. After the Effective Time, no party shall have any rights or obligations under any such terminated Tax sharing agreement.

(f) Elections. None of Purchaser or its Affiliates shall make any election, file any amended return or take any other action with respect to Taxes which could adversely affect the Tax liability of Sellers or any of their respective Affiliates (affiliation being measured following Closing), including any indemnification obligation of Sellers under Section 7.04 or any rights of Sellers to receive amounts under Section 4.09(c), without the prior written consent of Sellers.

4.10 Intentionally deleted.

4.11 Covenant Not to Compete.

(a) For a period of:

(i) one (1) year;

(ii) two (2) years; and/or

(iii)  three (3) years

from and after the Closing, Sellers agree that they shall not, and they shall cause their respective Subsidiaries not to, engage directly or indirectly in any business that competes in the Subject Territory with the Business as it is conducted as of the Closing (a “Competitive Business”).

(b) Notwithstanding the provisions of clause 4.11(a), (i) Sellers and their respective Subsidiaries may invest as passive investors owning, in aggregate, not more than five percent (5%) of the outstanding shares of any class of securities of any Person that is engaged in any Competitive Business, so long they do not in any way, either directly or indirectly, manage or exercise control over any such Person or otherwise take any part in any of such Person’s businesses, other than exercising rights as a shareholder, and (ii) none of the Sellers or either Seller’s Subsidiaries shall be prohibited from acquiring a Person engaged in a Competitive Business together with other lines of business if not more than ten percent (10%) of the value of the acquired Person’s assets (measured by the most current financial statements published by the acquired Person in the ordinary course of business) relates to the Competitive Business.

(c) The provisions of the covenant contained in clause 4.11(a) shall be deemed to be a separate covenant for each period in each of the states, cities, counties, or other political subdivisions of the Subject Territory. The Parties acknowledge and agree that the time, scope, and other provisions of clause 4.11(a) have been specifically negotiated by sophisticated, commercial parties and specifically hereby agree that such time, scope and other provisions are reasonable under the circumstances. The Parties further agree that if, at any time, despite the express agreement of the Parties, a court of competent jurisdiction holds that any portion of clause 4.11(a) is unenforceable because any of the restrictions therein are unreasonable, or for any other reason, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, and the maximum restrictions of time or scope reasonable under the circumstances, as determined by such court, will be substituted for any such restrictions which are held unenforceable. In the event of a breach by any party of any of the provisions of clause 4.11(a), the Parties acknowledge that such breach may cause irreparable damage to Purchaser, the exact amount of which may be difficult to ascertain, and the remedies at law for any such breach may be inadequate. Accordingly, Purchaser may be entitled, in addition to any other rights or remedies existing in its favor, to seek specific performance and injunctive relief in order to enforce or prevent breach of any such provisions.

4.12 Non-Solicitation. For a period of two (2) years from and after the Closing, Sellers agree that Sellers shall not, and shall cause their Subsidiaries not to, without the prior written consent of Purchaser, directly or indirectly, solicit or cause to be solicited the employment of, or employ, any Person in the Subject Territory, other than any director resigning in accordance with Section 4.07, who is now a Subject Company Employee. Notwithstanding the foregoing, the restrictions set forth in the immediately preceding sentence shall not apply to (i) any solicitation directed at the public in general, in publications available to the public in general (and any employment occasioned thereby), or (ii) the solicitation or employment of any Person who, at the time of solicitation, was no longer a Subject Company Employee.

4.13 Subject Company Board Meeting. The Sellers shall cause a board meeting of the Subject Company to be held at Closing at which the following matters shall take place:

(a) A resolution to register the transfer of the Shares in the Subject Company shall be passed at such board meeting of the company, subject to the transfers being stamped (if applicable) at the cost of the Purchaser.

(b) Those persons identified by the Purchaser shall resign as directors of the Subject Company with immediate effect.

(c) The persons the Purchaser nominees shall be appointed as directors and secretary of the Subject Company. The appointments shall take effect at the end of the board meeting.

(d) If requested by the Purchaser, new auditors identified by the Purchaser shall be appointed as the auditors of the Subject Company with effect from the end of the relevant board meeting.

(e) If requested by the Purchaser, the address of the registered office.of the Subject Company shall be changed to the address identified by the Purchaser.

(f) If requested by the Purchaser, the accounting reference date of the Subject Company shall be changed to the date identified by the Purchaser.

(g)  Such other resolutions as the Purchaser may require shall be passed (such as amending cheque signature authorities).

ARTICLE V.
CONDITIONS TO CLOSING

5.01 Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Purchaser shall have performed and complied with all agreements and covenants required to be performed and complied with by Purchaser under this Agreement at or prior to the Closing, except for such non-performance or non-compliance as would not, individually or in the aggregate, materially affect its ability to perform its obligations hereunder and are not reasonably likely to prohibit, restrict or delay the performance of this Agreement by Purchaser.

(b) The warranties of Purchaser in Article III of this Agreement that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date (except in the case of any warranty that by its terms is made as of a date specified therein, in which case any such warranty that is qualified as to materiality shall be true and correct, and any such warranty not so qualified shall be true and correct in all material respects, as of such date), except where the failure of such warranties to be in compliance with the standard set forth above in this clause 5.01(b) would not materially affect its ability to perform its obligations hereunder and are not reasonably likely to prohibit, restrict or delay the performance of this Agreement by Purchaser.

(c) Sellers shall have received, in the aggregate, the Purchase Price in the manner set forth in Section 1.04(b).

(d) Sellers shall have received from Purchaser a certificate signed by an appropriate officer of Purchaser as to Purchaser’s compliance with the conditions set forth in clauses (a) and (b) of this Section 5.01.

(e) No Law shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated hereby and no Judgment shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

(f) All material filings required by any Governmental Authority under applicable Laws contemplated by this Agreement shall have been made and any required waiting period under such Laws applicable to the transactions contemplated by this Agreement shall have expired or been earlier terminated.

(g) All Scheduled Consents shall have been obtained, given or made.

(h) Sellers shall have received from Purchaser:

(i) a copy of the resolutions of the board of directors of Purchaser approving the transactions contemplated by this Agreement to be performed by Purchaser, certified by Purchaser;

(ii) a certified copy of the certificate of incorporation for Purchaser, as of or about the Closing Date; and

(iii) a copy of the constitution of Purchaser, certified by Purchaser.

(i) Sellers shall have received from Purchaser counterparts of each Ancillary Agreement duly executed by Purchaser.

(j) Gurcke shall have received from Purchaser the Subordinated Note.

All certificates, instruments, and other documents contemplated hereby and required to be delivered by Purchaser to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Sellers.

5.02 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Sellers shall have performed and complied with all agreements and covenants required to be performed and complied with by Sellers under this Agreement at or prior to the Closing, except for such non-performance or non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The warranties of Sellers in Article II of this Agreement that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date (except in the case of any warranty that by its terms is made as of a date specified therein, in which case any such warranty that is qualified as to materiality shall be true and correct, and any such warranty not so qualified shall be true and correct in all material respects, as of such date), except where the failure of such warranties to be in compliance with the standard set forth above in this clause 5.02(b) would not have a Material Adverse Effect.

(c) Purchaser shall have received from Sellers (i) the certificates and instruments referred to in Section 1.04(a) and (ii) evidence reasonably satisfactory to Purchaser that (x) the aggregate number of Containers owned by the Subject Company shall not be less than 4,100 units, and that (y) the Subject Company owns substantially all of the Containers in its fleet, free and clear of any Lien other than Closing Date Permitted Liens and that no Container is subject to a finance lease with the Subject Company as lessee.

(d) Purchaser shall have received from Sellers a certificate signed by an appropriate officer of Sellers as to Sellers’ compliance with the conditions set forth in clauses (a) and (b) of this Section 5.02.

(e) No Law shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated hereby and no Judgment shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

(f) All material filings required by any Governmental Authority under applicable Laws contemplated by this Agreement shall have been made and any required waiting period under such laws applicable to the transactions contemplated by this Agreement shall have expired or been earlier terminated.

(g) The resignations required pursuant to Section 4.07 above shall have been duly executed and delivered to Purchaser.

(h) All Scheduled Consents shall have been obtained, given or made.

(i) Purchaser shall have received from Sellers:

(i) a copy of the resolutions of the board of directors or managers of the Sellers approving the transactions contemplated by this Agreement to be performed by Sellers, certified by each Seller; and

(ii) a copy of the articles of association for Sellers, certified by its secretary and dated as of or about the Closing Date; and

(iii) the signed resignations of each member of the board of directors from the Subject Company.

(j) Purchaser shall have received from Sellers counterparts of each Ancillary Agreement duly executed by Sellers.

(k) The board of directors of General Finance Corporation shall have approved this Agreement and the transactions contemplated hereby.

(l) ANZ shall have approved this Agreement, the Subordinated Note and the transactions contemplated hereby and thereby.

All certificates, instruments, and other documents contemplated hereby and required to be delivered by Sellers to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Purchaser.

ARTICLE VI.
TERMINATION

Intentionally deleted

ARTICLE VII.
INDEMNIFICATION

7.01 Survival of Warranties and Covenants. The warranties and covenants of the Purchaser and Gurcke contained in this Agreement shall survive the Closing for the applicable period set forth in this Section 7.01, and any and all claims and causes of action for indemnification under this Article VII arising out of the inaccuracy or breach of any warranty or covenant of Purchaser or Gurcke must be made prior to the termination of the applicable survival period. All of the warranties and covenants of the Parties contained in this Agreement and any and all claims and causes of action for indemnification under this Article VII with respect thereto shall terminate on the first anniversary of the Closing; provided that (a) the warranties contained in (i) Sections 2.01 (Organization of Sellers; Authority and Binding Effect), 2.03 (Capitalization; Ownership of Shares), 2.12 (Brokers and Finders), 3.01 (Organization of Purchaser), 3.02 (Authority and Binding Effect), 3.07 (Investment Intent) and 3.09 (Due Diligence by Purchaser) shall survive indefinitely and (ii) Section 2.15 (Tax Matters) shall survive until the expiration of the applicable statute of limitations, and (b) the covenants and release of Purchaser contained in Section 4.06 (D&O Indemnification and Release) shall survive indefinitely; it being understood that in the event an Indemnified Party delivers notice of any claim for indemnification under this Article VII within the applicable survival period and such notice describes such claims with reasonable specificity, the warranties that are the subject of such indemnification claim shall survive as to such claims until such time as such claim is finally resolved.

7.02 Indemnification by Gurcke and BCP.

(a) Subject to the terms and conditions of this Article VII, Gurcke agrees to indemnify, defend and save Purchaser and its Affiliates and their respective Representatives (each a “Purchaser Indemnified Party”) harmless from and against any and all Liabilities, obligations, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, costs or expenses, including costs or expenses of any and all investigations, proceedings, judgments, settlements and compromises (including reasonable fees and expenses of attorneys, accountants and other experts) (collectively, “Damages”) arising out of or relating to:

(i) any inaccuracy or breach of any then surviving warranty of Sellers contained in this Agreement; or

(ii) any non-compliance with or breach of any covenant or agreement of Sellers contained in this Agreement.

(b) Subject to the terms and conditions of this Article VII, BCP agrees to indemnify, defend and save each Purchaser Indemnified Party harmless from any and all Damages arising out of or relating to any inaccuracy or breach of any then surviving warranty set forth in Section 2.01 or Section 2.03(b), solely to the extent that such surviving warrant relates to Bison.

(c) Notwithstanding anything in this Agreement to the contrary, the recourse of any Purchaser Indemnified Party for any and all Damages relating to or arising from Tax matters, including those set forth in Sections 2.15 and 4.09, shall be controlled by Section 7.04 rather than this Section 7.02.

7.03 Indemnification by Purchaser.

(a) Subject to the terms and conditions of this Article VII, from and after the Closing Date, Purchaser agrees to indemnify, defend and save Sellers and its Affiliates and their respective Representatives (each a “Seller Indemnified Party”) harmless from and against any and all Damages arising out of or relating to:

(i) any inaccuracy or breach of any then surviving warranty of Purchaser contained in this Agreement; or

(ii) any non-compliance with or breach of any covenant or agreement of Purchaser contained in this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, the recourse of any Seller Indemnified Party for any and all Damages relating to or arising from Tax matters, including those set forth in Sections 2.15 or 4.09 shall be controlled by Section 7.04 rather than this Section 7.03.

7.04 Tax Indemnification.

(a) Subject to the terms and conditions of this Article VII, from and after the Closing, Gurcke shall indemnify, save and hold harmless Purchaser from and against (i) all liability for Taxes of the Subject Company (other than Excluded Taxes) for all Pre-Closing Tax Periods (as shall be evidenced by any Tax Return prepared by Purchaser in accordance with Section 4.09(a) and any additional documentation reasonably requested by Sellers) except to the extent of the amount of such Taxes paid by the Subject Company at or prior to the Effective Time, or by Sellers or any of their Affiliates (other than the Subject Company) at any time; and (ii) any Taxes arising out of, resulting from or incident to any breach by Sellers of any covenant contained in Sections 4.09 or 7.04. Notwithstanding anything to the contrary in this Agreement, Sellers shall not be liable for or pay for (x) any Taxes (collectively, “Excluded Taxes”) that are imposed on the Subject Company as a result of actions taken or elections made by Purchaser or the Subject Company after the Effective Time, or (y) any Taxes subject to indemnification by Purchaser pursuant to Sections 7.04(b)(i) or 7.04(b)(ii).

(b) Subject to the terms and conditions of this Article VII, from and after the Closing, Purchaser shall indemnify, save and hold harmless the Seller Indemnified Parties from and against (i) all liability for Taxes of the Subject Company for any Post-Closing Tax Period; (ii) any Taxes arising out of, resulting from or incident to the breach by Purchaser of any covenant contained in Sections 4.09 or 7.04; and (iii) Excluded Taxes.

(c) In the case of any Straddle Period:

(i) real, personal and intangible property Taxes and any other Taxes levied on a per diem basis (“Per Diem Taxes”) of the Subject Company for a Pre-Closing Tax Period shall be equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period; and

(ii) the Taxes of the Subject Company (other than Per Diem Taxes or Excluded Taxes) for any Pre-Closing Tax Period shall be computed as if such Pre-Closing Tax Period ended as of the Effective Time.

(d) If a claim shall be made by, or an audit, investigation, litigation or other Proceeding is conducted by or with, any Governmental Authority with respect to Taxes, which, if successful, might result in an indemnity payment to a Person pursuant to this Section 7.04 (a “Tax Claim”), the notice provisions set forth in Section 7.05 shall apply.

(e) With respect to any Tax Claim relating to a Tax Period ending on or prior to the Effective Time, Gurcke shall control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) at his own expense; provided, however, that Purchaser may participate in proceedings and decisions to the extent they involve Excluded Taxes. Gurcke and Purchaser shall jointly control all proceedings taken in connection with any Tax Claim relating to Taxes of the Subject Company for a Straddle Period, each paying its own expenses. Purchaser shall control at its own expense all proceedings with respect to any Tax Claim relating to a Tax Period beginning after the Effective Time. A Party shall promptly notify the other Party if it decides not to control the defense or settlement of any Tax Claim which it is entitled to control pursuant to this Agreement, and the other Party shall thereupon be permitted to defend and settle such Proceeding at its own expense.

(f) Gurcke’s indemnity obligation in respect of Taxes for a Pre-Closing Tax Period pursuant to Section 7.04(a)(i) shall be effected by its payment to Purchaser of  such amount within ten (10) days after the determinations required by Section 7.04(a)(i) are completed (but not earlier than five (5) days prior to the date on which Taxes for the relevant Tax Period are required to be paid to the relevant Governmental Authority). If the amount of any such Taxes paid by Sellers or any of their Affiliates (other than the Subject Company) at any time plus the amount of such Taxes paid by the Subject Company at or prior to the Effective Time exceeds the amount of such Taxes for the Pre-Closing Tax Period, Purchaser shall pay to Sellers the amount of such excess within ten (10) days after the Tax Return with respect to the final liability for such Taxes is required to be filed with the relevant Governmental Authority. In the case of a Tax that is contested in accordance with the provisions of Section 7.04(e), payment of the Tax to the appropriate Governmental Authority shall not be considered to be due earlier than the date a final determination to such effect is made by the appropriate Governmental Authority or court.

7.05 Indemnification Process.

(a) Any Person seeking indemnification under this Article VII (an “Indemnified Party”) shall give the Party from whom indemnification is being sought (an “Indemnifying Party”) notice of any matter which such Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement as soon as practicable after the Person entitled to indemnification becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article VII. Such notice shall state the nature and basis of any Claim and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Claim and the basis for indemnification sought.

(b) The liability of an Indemnifying Party under this Article VII with respect to Damages arising from claims of any third party which are subject to the indemnification provided for in this Article VII (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within twenty (20) days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VII except to the extent the Indemnifying Party is materially and irreparably prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice, provided it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists a material conflict of interest (other than one that is of a monetary nature) that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, at the expense of the Indemnifying Party, provided that the Indemnifying Party shall not be obligated to pay the reasonable fees and expenses of more than one separate counsel for all Indemnified Parties, taken together (except to the extent that local counsel is necessary or advisable for the conduct of such Proceeding, in which case the Indemnifying Party shall also pay the reasonable fees and expenses of any such local counsel). If the Indemnifying Party shall not assume the defense of any Third Party Claim or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation in such manner as it may deem appropriate and may settle such claim or litigation on such terms as it may deem appropriate; provided, however, that in settling any action in respect of which indemnification is payable under this Article VII, it shall act reasonably and in good faith. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with, and do all things reasonably practicable to assist, the Indemnifying Party in such defense and make available to the Indemnifying Party, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with, and do all things reasonably practicable to assist, the Indemnified Party in such defense and make available to the Indemnified Party, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably requested by the Indemnified Party. The Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle or compromise any Third Party Claim or consent to the entry of any judgment, unless such settlement, compromise or judgment includes an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim, (ii) settle or compromise any Third Party Claim if the settlement imposes equitable remedies or material obligations on the Indemnified Party other than financial obligations for which such Indemnified Party will be indemnified hereunder, or (iii) settle or compromise any Third Party Claim if the result is to admit civil or criminal liability or culpability on the part of the Indemnified Party or that gives rise to criminal liability with respect to the Indemnified Party. No Third Party Claim which is being defended in good faith by the Indemnifying Party in accordance with the terms of this Agreement shall be settled or compromised by the Indemnified Party without the written consent of the Indemnifying Party. The Party conducting the defense of any Third Party Claim shall keep the other Party and the Subject Company regularly informed as to the progress of such Proceedings and shall supply the other Party or the Subject Company with such information, copies or particulars of such Proceedings as either may reasonably request in writing.

7.06 Limitations on Claims.

(a) Notwithstanding anything to the contrary in this Agreement, indemnification under Section 7.02 shall not be available pursuant to this Article VII unless and until the amount of indemnifiable Damages asserted against Sellers under this Article VII equals or exceeds (i) an amount equal to $10,000 resulting from any single Claim or aggregated Claims arising out of the same facts, event or circumstances (the “Per Claim Deductible”), and (ii) an amount equal to $100,000 in the aggregate (the “Deductible”). Once the Deductible has been exceeded, the Purchaser Indemnified Party shall be entitled to the benefit of the indemnity under Section 7.02 for the full amount of any Claim; provided, however, that the Per Claim Deductible and the Deductible shall not apply to claims for Damages to the extent arising out of, resulting from or incident to any inaccuracy or breaches by Sellers of their warranties set forth in Sections 2.01 (Organization of Sellers; Authority and Binding Effect), 2.03 (Capitalization; Ownership of Shares) and 2.12 (Brokers and Finders).

(b) Notwithstanding anything to the contrary contained in this Agreement, the maximum aggregate amount of indemnifiable Damages that may be recovered with respect to Claims made under Sections 7.02 and 7.04 shall equal $3,000,000 (the “Indemnification Cap”).

(c) Notwithstanding any other provision of this Agreement to the contrary, neither Party shall be required to indemnify, hold harmless or otherwise compensate the other Party (or any other Person) for Damages with respect to mental or emotional distress or exemplary, consequential, special or punitive damages.

(d) The amount of any Damages claimed by any Purchaser Indemnified Party hereunder shall be net of any allowances and reserves provided in the Financial Statements or the Closing Balance Sheet that are specifically identified with respect thereto.

(e) The amount of any Damages claimed by any Purchaser Indemnified Party hereunder shall be net of any insurance, indemnity, contribution, Tax benefit or other payments or recoveries of a like nature with respect thereto actually received by Purchaser, its Affiliates or any of their respective Representatives (it being agreed that, promptly after the realization of any such reductions of Damages pursuant hereto, such Purchaser Indemnified Party shall reimburse Sellers for such reduction in Damages for which such Purchaser Indemnified Party was indemnified prior to the realization of such reductions of Damages).

(f) Notwithstanding any provision to the contrary contained in this Agreement, in the event that an Indemnifying Party can establish that an Indemnified Party had actual knowledge, on or prior to the Closing Date, of a breach of a warranty or covenant of the Indemnifying Party upon which a claim for indemnification by the Indemnified Party is based, then the Indemnifying Party shall have no liability for any Damages resulting from or arising out of such claim.

(g) If an Indemnified Party recovers Damages from an Indemnifying Party under this Article VII, the Indemnifying Party shall be subrogated, to the extent of such recovery, to the Indemnified Party’s rights against any third party, other than a third party with whom the Indemnified Party has a material business agreement or arrangement, with respect to such recovered Losses subject to the subrogation rights of any insurer providing insurance coverage under one of the Indemnified Party’s policies and except to the extent that the grant of subrogation rights to the Indemnifying Party is prohibited by the terms of the applicable insurance policy.

(h) The amount of any Damages claimed by any Purchaser Indemnified Party hereunder shall be reduced to the extent that Purchaser shall have received the benefit of an adjustment pursuant to Section 1.05 due to the fact that the item that is the subject of the indemnification claim was specifically taken into account in the Closing Determination or the Closing Balance Sheet.

7.07 Mitigation. The Parties shall cooperate with, and do all things reasonably practicable to assist, each other to mitigate or resolve any Claim or Damages.

7.08 Exclusivity of Indemnification Remedy. From and after the Closing, the indemnification for Damages provided in this Article VII shall be the sole and exclusive remedy of the Parties with respect to this Agreement (but this Section 7.08 shall not apply to or limit the rights or remedies of any third party beneficiary under Section 4.06). Purchaser hereby expressly waives any right to rescind this Agreement.

7.09 Characterization of Indemnification Payments. The Parties agree to treat any payment made under this Article VII as an adjustment to the Purchase Price.

7.10 Purchaser’s Right of Offset. Anything in this Agreement to the contrary notwithstanding, Purchaser may deduct, withhold and set off from the Subordinated Note any amount allocable to the resolution of Gurcke’s indemnification obligations under this Article VII as to which Gurcke is obligated to indemnify Purchaser pursuant to this Article VII. Purchaser shall deliver written notice of Gurcke of any amounts deducted from the Subordinated Note pursuant to this Section 7.10.

7.11 Payment of Amounts under the Subordinated Note. If Purchaser has not delivered a written notice of a claim or claims for Damages under Article VII on or prior to December 1, 2008, Royal Wolf Australia shall pay to Gurcke the principal and interest accrued thereon at the interest rate of eight percent (8%) per annum as reflected in the Subordinated Note, less any amounts previously deducted by Purchaser pursuant to Section 7.10 and less any amounts reasonably estimated by Purchaser to cover any unresolved claims arising under Article VII.

7.12 No Liability for BCP. Except as expressly set forth in Section 7.02(b) and any provision of Article VII hereof that relates to BCP, none of BCP, its Affiliates or any of their respective equity owners, investors, officers, directors or employees shall have any liability or obligation (a) for, in connection with or as a result of any breach (whether material or immaterial) of this Agreement or any of the documents or agreements delivered in connection herewith, or (b) in connection with or related to any of the transactions contemplated by this Agreement or any document or agreement delivered in connection herewith.

ARTICLE VIII.
DEFINITIONS AND TERMS

8.01 Specific Definitions. As used in this Agreement, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Ancillary Agreements” means the Escrow Agreement and the Trademark Agreement.

“ANZ” means Australia and New Zealand Banking Group Limited.

“Bison Capital Partners” means Bison Capital Asset Management, LLC and its managers.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Rotterdam are authorized or obligated by law or executive order to close.

“Capitalized Lease Obligations” means (without duplication) that portion of any obligation of the Subject Company as lessee under a lease which at the time would be required to be capitalized on the balance sheet of such lessee in accordance with IAS.

“Claim” means any claim, demand or Proceeding asserted or instituted by any Person that could give rise to Damages.

“Closing Date Permitted Liens” means with respect to or upon any of the property or assets of the Subject Company, any (a) Liens incurred and pledges and deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance, old-age pensions and other social security benefits; (b) Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of debt), statutory obligations, surety, customs and appeal bonds and other obligations of like nature, incurred as an incident to and in the ordinary course of business; (c) Liens imposed by law, such as carriers’, warehouseman’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’, construction and vendors’ liens, incurred in good faith in the ordinary course of business and securing obligations which are not yet due or which are being contested in good faith by appropriate proceedings as to which such Subject Company shall, to the extent required by IFRS, have set aside on its books adequate reserves; (d) Liens securing the payment of Taxes, either not delinquent or being contested in good faith by appropriate legal or administrative proceedings and as to which such Subject Company shall, to the extent required by IFRS, have set aside on its books adequate reserves; (e) zoning restrictions, easements, licenses, rights of way, declarations, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property or other title matters (and with respect to leasehold interests, Liens and other obligations incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any parcel of property material to the operation of the Business or the value of such property for the purpose of such business; (f) the Customer Leases; and (g) extensions, renewals and replacements of Liens referred to in (a) through (f) of this sentence.

“Consent” means any consent, approval, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, clauses of declaration or filing with, or report or notice to any Person or entity, including, but not limited to any Governmental Authority, which, as relevant, by its or their terms is final and conclusive, from which there is no further appeal right, or as to which any such appeal right has expired.

“Contract” means any agreement, contract, lease, power of attorney, note, loan, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, policy, purchase and sales order, quotation and other executory commitment to which the Subject Company is a party or to which any of the assets of the Subject Company are subject, whether oral or written, express or implied.

“Dollars” and the “$” sign means United States Dollars. In any instance where an amount is to be denominated in United States Dollars in or pursuant to this Agreement, and the underlying amount is not in United States Dollars but in a foreign currency, the exchange rate to be utilized to convert such amount from such foreign currency to United States Dollars shall be the rate of exchange set forth in The Wall Street Journal for converting such currency into United States Dollars as of the date of the specified transaction or as of the date the amount is so reported.

“Environmental Conditions” means the introduction into the environment of any pollution, including, without limitation, any contaminant, irritant or pollutant or other Hazardous Substance (whether upon any property and whether or not such pollution constituted at the time thereof a violation of any Environmental Law in connection with the Release of any Hazardous Substance) as a result of which the Subject Company has or may reasonably be expected to become liable to any Person or by reason of which any Leased Real Property or Owned Real Property may reasonably be expected to suffer or be subjected to any Lien.

“Environmental Laws” means any federal, state, district, or local Laws, regulations, ordinances, orders, permits and judgments, consent orders and common Law relating to the protection of the environment, including any Law of strict liability, nuisance or with respect to conducting abnormally dangerous activities including, without limitation, provisions pertaining to or regulating air pollution, water pollution, noise control, wetlands, water courses, natural resources, wildlife, Hazardous Substance, or any other activities or conditions which impact or relate to the environment or nature.

“Governmental Authority” means any nation or government, any state or provincial or other political subdivision thereof, any province, city or municipality, any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substance” means any pollutant, contaminant, chemical, waste and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical or chemical compound or otherwise hazardous substance or waste, including, without limitation, any quantity of friable asbestos, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products, by-products or derivatives, radioactive substance or material, pesticide, waste waters, or sludges that are subject to regulation, control or remediation under any Environmental Laws.

“IFRS” means, with respect to each document or action stated in this Agreement to have been prepared or taken in accordance therewith, the International Financial Reporting Standards in effect at the time of such document’s issuance or such action’s undertaking, as the case may be.

“Income Taxes” means any income, franchise, net profits, excess profits or similar Taxes measured on the basis of net income.

“Indebtedness” means, at any particular time, with respect to the Subject Company (without duplication), all indebtedness of the Subject Company for borrowed money or on account of advances to the Subject Company or obligations under acquisition agreements, in respect of which the Subject Company is liable or evidenced by any bond, debenture, note or similar instrument issued by the Subject Company, including all principal, accrued and unpaid interest, prepayment premiums, penalties and other fees or charges related thereto, any Capitalized Lease Obligations, swaps, collars, caps, hedges or other agreements relating to the fixing of interest rates of indebtedness.

“Intellectual Property” means patents, copyrights, trade dress, trademarks, service marks, applications for issuance or registration of the foregoing and trade secrets.

“Judgments” means any judgments, injunctions, orders, stays, decrees, writs, rulings, settlements, or awards of any court or other judicial authority or any other Governmental Authority.

“knowledge” or similar language shall mean (a) with respect to Sellers, the actual knowledge of Michael Gurcke or Bison Capital Partners, and (b) with respect to Purchaser, the actual knowledge, after inquiry of their direct reports, of Robert Allan or Peter McCann.

“Laws” means all laws, statutes, ordinances, rules, regulations, orders or decrees of any Governmental Authority, or Judgments.

“Liabilities” means any liabilities or obligations (whether accrued, absolute, contingent, unliquidated, or otherwise, whether or not known, whether due or to become due, and regardless of when asserted).

“Liens” means all liens, mortgages, easements, charges, claims, security interests, options or other encumbrances of any nature.

“Material Adverse Change” means a change that has had a Material Adverse Effect.

“Material Adverse Effect” means any change or effect that individually, or together with others in the aggregate, is material and adverse to (a) the business, properties, financial condition or results of operations of the Subject Company, taken as a whole, or (b) the ability of Sellers to consummate the transactions contemplated by this Agreement, provided, however, that any actual or prospective change or changes relating to or resulting from one or more of (i) any change or changes in general economic conditions (including, without limitation, changes in financial or market conditions) or local, regional, national or international conditions in the industries in which the Business is conducted, (ii) acts of terrorism or war (whether or not declared), occurring prior to, on or after the date hereof, (iii) the announcement or consummation of the transactions contemplated by this Agreement, (iv) any change in accounting requirements or principles or the interpretation thereof, or (v) the taking of any action approved or consented to by Purchaser or contemplated by this Agreement, shall be deemed not to constitute a “Material Adverse Effect.”

“Permits” means all permits, authorizations, approvals, registrations, regulatory licenses, certificates, directives, orders or variances granted by or obtained from any Governmental Authority and used or required in connection with the Business.

“Permitted Liens” means with respect to or upon any of the property or assets of the Subject Company, any (a) Liens on property of such Subject Company existing on the date hereof; (b) Liens incurred and pledges and deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance, old-age pensions and other social security benefits; (c) Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of debt), statutory obligations, surety, customs and appeal bonds and other obligations of like nature, incurred as an incident to and in the ordinary course of business; (d) Liens imposed by law, such as carriers’, warehouseman’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’, construction and vendors’ liens, incurred in good faith in the ordinary course of business and securing obligations which are not yet due or which are being contested in good faith by appropriate proceedings as to which such Subject Company shall, to the extent required by IFRS, have set aside on its books adequate reserves; (e) Liens securing the payment of Taxes, either not delinquent or being contested in good faith by appropriate legal or administrative proceedings and as to which such Subject Company shall, to the extent required by IFRS, have set aside on its books adequate reserves; (f) zoning restrictions, easements, licenses, rights of way, declarations, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property or other title matters (and with respect to leasehold interests, Liens and other obligations incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any parcel of property material to the operation of the Business or the value of such property for the purpose of such business; (g) Liens on property existing at the time such property was acquired by such Subject Company or purchase money Liens to facilitate the acquisition of property by such Subject Company; (h) Liens identified in the Financial Statements, (i) Liens granted or incurred by such Subject Company since the date of the Interim Balance Sheets in the ordinary course of its business, (j) the Customer Leases; and (k) extensions, renewals and replacements of Liens referred to in (a) through (j) of this sentence.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Tax Period” means any Tax Period beginning after the Effective Time and that portion of any Straddle Period beginning after the Effective Time.

“Pre-Closing Tax Period” means any Tax Period ending on or prior to the Effective Time and that portion of any Straddle Period up to and including the Effective Time.

“Proceeding” means any action, application, suit, demand, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or investigation.

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, exhausting or migration on or into the environment or into, on, under or from any property.

“Representative” means with respect to any Person, any of such Person’s officers, directors, managers, employees, shareholders, members, partners, controlling persons, agents, consultants, advisors, and other representatives, including legal counsel, accountants and financial advisors.

“Royal Wolf Australia” means Royal Wolf Trading Australia Pty Limited, a company organized under the laws of Australia.

“Straddle Period” means any Tax Period that includes but does not end on the Effective Time.

“Subject Territory” means that part of the world south of Guam, west of Hawaii and east of Vietnam.

“Subordinated Note” means that certain Subordinated Promissory Note of Royal Wolf Australia in the form of Exhibit A attached hereto.

“Subsidiary” or “Subsidiaries” of any Person means any corporation, association, partnership, limited liability company, joint venture or other business entity of which fifty percent (50.0%) or more of the voting stock or other equity interests (in the case of Persons other than corporations) is owned or controlled directly or indirectly by such Person, or one or more of the Subsidiaries of such Person, or a combination thereof.

“Tax Period” means any period prescribed by any taxing or Governmental Authority for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Returns” means any report, return, election, document, estimated tax filing, declaration or other filing required to be supplied to any taxing authority or jurisdiction with respect to Taxes, including any amendments thereto.

“Taxes” means all taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges, including, without limitation, all federal, state, local, municipal, county, foreign and other income, franchise, profits, capital gains, capital stock, capital structure, transfer, gross receipt, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative, minimum, add-on, value-added, withholding and other taxes, assessments, charges, duties, fees, levies, imposts or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest.

“Trademark Agreement” means the Trademark Agreement to be entered into by the Parties at the Closing in the form of Exhibit B attached hereto.

 8.02 Other Definitional Provisions.

(a) The location of the definition of each term defined within this Agreement (other than those terms defined in this Article VIII) is noted in the Index to Defined Terms following the table of contents to this Agreement;

(b) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used;

(c) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural;

(d) all pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require;

(e) the words “include” and “including” and variations thereof shall not be deemed terms of limitation, but rather shall be deemed to be followed by the words “without limitation”;

(f) all accounting terms not specifically defined herein shall be construed in accordance with IAS;

(g) the captions and descriptive headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof;

(h) any references herein to a particular Section, Article, Exhibit or Schedule means a Section or Article of, or an Exhibit or Schedule to, this Agreement unless another agreement is specified; and

(i) the Exhibits and Disclosure Schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement as if fully set forth herein.

ARTICLE IX.
GENERAL PROVISIONS

9.01 Expenses. Except as otherwise provided in Sections 4.03 and 6.02, each Party shall pay all fees and expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement.

9.02 Further Assurances. From time to time after the Closing and without further consideration, each Party, upon the request of the other Party and at such other Party’s expense, shall execute and deliver such documents and instruments of conveyance and transfer as such other Party may reasonably request in order to consummate more effectively the terms of this Agreement (including the purchase and sale of the Shares as contemplated by this Agreement and the vesting in Purchaser of title to the Shares transferred under this Agreement).

9.03 Amendment/Non-Assignment. Subject to Section 4.06(e), this Agreement may not be amended except by an instrument in writing signed by the Parties. This Agreement may not be assigned or transferred by Purchaser without the prior written consent of Sellers; provided, that no such assignment shall relieve Purchaser of any of its liabilities or obligations hereunder. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors or assigns, heirs, legatees, distributees, executors, administrators and guardians.

9.04 Waiver. Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the warranties of the other contained in this Agreement or in any document delivered by the other pursuant to this Agreement or (c) waive compliance with any of the agreements, or satisfaction of any of the conditions, contained in this Agreement by the other. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. The failure of any Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

9.05 Notices. Any notices or other communications required or permitted under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, or by reputable overnight courier such as Federal Express, DHL or UPS, addressed as follows:

If to Purchaser:

Royalwolf NZ Acquisition Co. Limited
22-28 Edgeworth David Avenue
Attention: Peter McCann
Hornsby, NSW 2077
Facsimile: 02-9482-3477

With copies to:

General Finance Corporation
39 East Union Street
Pasadena, California 91103
Attention: Christopher A. Wilson
Facsimile: (626) 795-8090

If to Sellers to:

BCP NZ, LLC
10877 Wilshire Boulevard
Suite 1520
Los Angeles, California 90024
Attention: Douglas B. Trussler
Facsimile: (310) 260-6576

and

Michael Gurcke
Besenheide 40
Elmshorn, Germany

or such other address as the Person to whom notice is to be given has furnished in writing to the other parties listed in this Section 9.05. A notice of change in address shall not be deemed to have been given until received by the addressee.

9.06 Disclosure Schedules. The disclosure or inclusion of any matter or item on any Schedule included on the Disclosure Schedules shall not be deemed an acknowledgment or admission that any such matter or item is required to be disclosed or is material for purposes of the warranties set forth in this Agreement. Each disclosure on the Disclosure Schedules shall be deemed to qualify all warranties of Sellers, notwithstanding the lack of a specific cross-reference.

9.07 Applicable Law. This Agreement shall be governed by and construed in accordance with the substantive laws of England and Wales.

9.08 No Third Party Rights. Except as otherwise provided herein, this Agreement is intended to be solely for the benefit of the Parties and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the Parties.

9.09 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument. Facsimile signatures on this Agreement shall be deemed to be originals for all purposes.

9.10 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

9.11 Entire Agreement. This Agreement, the Ancillary Agreements and the Schedules and Exhibits hereto set forth the entire understanding and agreement among the Parties as to the matters covered in this Agreement and the Ancillary Agreements and supersede and replace any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect to such understanding, agreement or statement other than the Confidentiality Agreement.

9.12 Arbitration. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the Commercial Arbitration Rules of the American Arbitration Association, which rules are deemed to be incorporated by reference into this Section 9.12. The place of arbitration shall be Los Angeles, California. The language to be used in the arbitral proceedings shall be English. Judgment on the award may be entered in any court having jurisdiction thereof.

9.13 Fair Construction. This Agreement shall be deemed to be the joint work product of the Parties without regard to the identity of the draftsperson, and any rule of construction that a document shall be interpreted or construed against the drafting Party shall not be applicable. Each Party has caused this Agreement to be executed on its behalf by its duly authorized representative, all as of the day and year first above written.

9.14 Construction of Certain Provisions. It is understood and agreed that the specification of any Dollar amount in the warranties contained in this Agreement or the inclusion of any specific item on the Disclosure Schedules or Exhibits is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item on the Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in a Disclosure Schedule or Exhibit is or is not material for purposes of this Agreement.

9.15 Reasonable Consent Required. Where any provision of this Agreement requires a Party to obtain the consent, approval or other acquiescence of the other Party, such consent, approval or other acquiescence shall not be unreasonably conditioned, withheld or delayed by such other Party.

[Signature page to follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

BCP NZ LLC

By :Bison Capital Equity Partners II-B, as Managing
Member of BCP NZ, LLC

By : Bison Capital Partners II, LLC, as general
partner of Bison Capital Equity Partners II-B

By: /s/ DOUGLAS B. TRUSSLER
Name: Douglas B. Trussler
Title: Executive Vice President

/s/ MICHAEL GURCKE
 Michael Gurcke

ROYALWOLF NZ ACQUISITION CO. LIMITED By:/S/PETER MCANN Name: Peter McCann Title: Director